UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934


                    Bingham Financial Services Corporation
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                               (Name of Issuer)

                                    Common
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                        (Title of Class of Securities)

                                 090433 10 3
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                                (CUSIP Number)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 090433 10 3

(1) Names of reporting persons                  Jay A. Fishman, Ltd.
S.S. or I.R.S. Identifications Nos. of above    38-1910843
persons

(2) Check the appropriate box if a member of    (a)
a group
                                                (b)
(3) SEC use only

(4) Citizenship or place of organization        Michigan

Number of shares
beneficially owned by each reporting
person with:

 (5) Sole voting power                          107,000

 (6) Shared voting power

 (7) Sole dispositive power                     107,000

 (8) Shared dispositive power

(9) Aggregate amount beneficially owned by
each reporting person                           107,000

(10) Check if the aggregate amount in Row
(9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in
Row (9)                                             8.9%

(12) Type of reporting person (see
instructions)                                   IA

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

Item 1(a) Name of issuer: Bingham Financial Services Corporation

Item 1(b) Address of issuer's principal executive offices:

31700 Middlebelt Road, Suite 125
Farmington Hills, MI 48334

Item 2(a) Name of person filing: Jay A. Fishman, Ltd.

Item 2(b) Address or principal business office, or, if none, residence:

400 Renaissance Center, Suite 2760
Detroit, Michigan 48243

Item 2(c) Citizenship: Michigan

Item 2(d) Title of class of securities: Common stock

Item 2(e) CUSIP No.: 090433 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) |_| Broker or dealer registered under section 15 of the Act

(b) |_| Bank as defined in section 3(a)(6) of the Act

(c) |_| Insurance company as defined in section 3(a)(19) of the Act

(d) |_| Investment company registered under section 8 of the Investment Company Act

(e) |X| Investment adviser registered under section 203 of the Investment Advisers Act of 1940

(f) |_| Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see ss.240.13d-1(b)(1)(ii)(F)

(g) |_| Parent holding company, in accordance with ss.240.13d-1(b)(1)(ii)(G)

(h)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4. Ownership.

(a) Amount beneficially owned: 107,000

(b) Percent of class: 8.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 107,000

(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 107,000

(iv) Shared power to dispose or to direct the disposition of: None

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_| .

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

The reporting person's advisory clients have the right to receive dividends and the proceeds from the sale of the reported security.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1998                           JAY A. FISHMAN, LTD.

                                                   By: /s/ Jay A. Fishman
                                                   Its: President

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